

May 17, 2012

Via E-mail
Scott D. Wollney
President and Chief Executive Officer
Atlas Financial Holdings, Inc.
150 Northwest Point Boulevard
Elk Grove Village, IL 60007

> **Re: Atlas Financial Holdings, Inc.**
> **Amendment No. 1 to Form 10-12g**
> **Filed May 4, 2012**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2011**
> **Filed May 4, 2012**
> **File No. 000-54627**

Dear Mr. Wollney:

We have reviewed your amended filings and correspondence dated May 4, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 13. Financial Statements and Supplementary Data

1. Please update your financial statements and related financial information as required by Rule 3-12 of Regulation S-X.

Notes To Consolidated Financial Statements

1. Nature of Operations And Summary of Significant Accounting Policies
Summary of Significant Accounting Policies
Accounts receivable and other assets, page 56

2. Refer to your response to our prior comment 14. You state "A settlement was executed in April 2012 and will be reflected in Atlas' financial statements for the six month period

ended June 30, 2012." As this settlement was executed prior to the May 4, 2012 filing of this Amendment 1 to Form 10-12G, please tell us why the key settlement facts, including financial impact, were not included in this amendment. Otherwise revise your filing to include such. Further, tell us why this same information, including any accounting adjustment, was not included in your Form 10-Q for the period ended March 31, 2012 and filed on May 14, 2012.

14. Related Party Transactions, page 73

3. Please identify the individuals who serve both as your director and as directors of Avalon or revise your disclosure accordingly. In this regard, we note that the biographical information provided for your directors as incorporated by reference from your definitive proxy statement does not identify any directors who also serve as directors of Avalon.

Item 14. Changes in and Disagreements with Accountants, page 77

4. Refer to your response to our comment number 20. In addition to the specific items requested in paragraphs a.) through c.), we requested that you provide all the information required by Item 304 of Regulation S-K. Please amend your Form 10-12G and your Form 10-K to provide all the disclosure required, such as the date the new accountant was engaged. Also state whether or not there were any disagreements with the former accountant. The letter filed as an exhibit should be addressed to the Securities and Exchange Commission and should address the disclosures made in your Form 10.

Item 15. Financial Statements and Exhibits, page 77

5. We note your response to our prior comment 21. Please revise your disclosure to describe the specific services provided by Avalon Risk Management, including the specific marketing services provided. In addition, please file any agreement underlying your relationship with Avalon as an exhibit to your filing as required by Item 601(b)(10)(ii)(A) of Regulation S-K.

6. We note your disclosure on page 18 of your definitive proxy statement filed on April 23, 2012 that you entered into a management contract with Asset Allocation & Management Company, L.L.C. on March 15, 2011. Given the nature of this contract, it appears to be material. Accordingly, please amend your filing to provide a copy of this agreement as an exhibit. In the alternative, please provide your analysis as to why this agreement is not material and not required to be filed as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, or, if she is unavailable, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jim B. Rosenberg for

Jeffrey Riedler
Assistant Director